[JONES DAY LETTERHEAD]

January 19, 2018

BY EDGAR

H. Roger Schwall

Assistant Director, Office of Natural Resources

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

RE:                          FTS International, Inc.
Registration Statement on Form S-1
File No. 333-215998
Supplemental Correspondence

Ladies and Gentlemen:

On behalf of our client FTS International, Inc., a Delaware corporation (the “Company”), we are submitting this letter in connection with the review by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) of the Company’s Registration Statement on Form S-1 (File No. 333-215998) (the “Registration Statement”).

The purpose of this letter is to notify the Staff of certain information in order to enable the Staff to complete its review of the Registration Statement and to provide an update regarding timing considerations related to the offering.

Price Range, Reverse Stock Split, Recapitalization and Number of Shares Offered

This week, representatives of the underwriters presented to the Company’s management and recommended using a price range of $15.00 to $18.00 per share (with an assumed initial offering price equal to the midpoint of the range).  This price range is reflected on the cover page and elsewhere in the prospectus to be included in Amendment No. 6 to the Registration Statement.  During their discussions with the Company’s management, the representatives of the underwriters indicated that the proposed range was subject to fluctuation based on market conditions.  In connection with the discussion of the price range, the representatives of the underwriters also presented to the Company’s management and recommended a 69.196592:1 reverse stock split of the Company’s common stock, assuming an initial public offering price of $16.50 per share, the midpoint of the range set forth on the cover page of this prospectus.  The preferred stock will then be recapitalized into an agreed number of shares of common stock prior to the initial public offering.  Lastly, the representatives of the underwriters presented to the Company’s management and recommended that a total of 15,151,516 shares be offered (comprised solely of primary shares).  The underwriters also have the option to purchase up to an additional 2,272,727 shares (composed solely of secondary shares).

The Company is hereby submitting under cover of this letter changed pages to the Registration Statement that contain revisions to the disclosure giving effect to the reverse stock split, the recapitalization of the preferred stock and the sale of the number of offered shares described in the previous paragraph assuming the midpoint of the price range.  Specifically, the pages of the Registration Statement submitted hereby include the following sections of the prospectus:

•                                          The cover page;

•                                          Pages (i)-(ii);

•                                          Summary Financial Data (pages 14-17);

•                                          Principal and Selling Stockholders (pages 109-111);

•                                          Consolidated Statements of Operations (page F-3);

•                                          Note 17 to the Consolidated Financial Statements, “Unaudited Pro Forma Information” (page F-32);

•                                          Unaudited Consolidated Statements of Operations (page F-33);

•                                          Unaudited Consolidated Balance Sheets (page F-34); and

•                                          Note 10 to Unaudited Condensed Consolidated Financial Statements, “Pro Forma Information” (pages F-40-F-41).

Timing Considerations

As to proposed timing, the Company supplementally informs the Staff that it anticipates printing its preliminary prospectus on January 22, 2018 and commencing its roadshow on January 23, 2018, with a target pricing date of February 1, 2018.  To achieve this schedule, the Company respectfully requests that the Staff complete its review so as to enable the Company to clear any remaining comments on or prior to January 22, 2018.

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If you have any questions, please feel free to contact me at 214.969.5148.  Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ Charles T. Haag

Charles T. Haag

Enclosure

cc:	Michael J. Doss, Chief Executive Officer, FTS International, Inc. Lance Turner, Chief Financial Officer, FTS International, Inc. Merritt S. Johnson, Partner, Shearman & Sterling LLP